UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 14, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

E*TRADE Financial Corporation
File No. 1-11921 - CF#21631

E*TRADE Financial Corporation submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on February 28, 2008.

Based on representations by E*TRADE Financial Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

      Exhibit 10.29   through December 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel